Grupa Hotelowa

Warszawa , 2007-11-06

07028267

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
NOV 26 2007
WASH. D.C. 185 SECTION

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 27/2007.
Best regards

Krzysztof Gerula

I Vice President

SUPPL

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

11/29

Orbis S.A., 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS] Register of Business Operators no. 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, informs about the receipt, on this day, of a notice from ORBIS Transport sp. z o.o. concerning execution, on October 31, 2007, of a share sale and purchase agreement relating to 320 shares in the share capital of Capital Parking Sp. z o.o. with its registered address in Warsaw, having a nominal value of PLN 500 each, executed between the buyer, i.e. ORBIS Transport Sp. z o.o. with its registered address at: 02-232 Warsaw, 47 Łopuszańska street, registered in District Court for the Capital City of Warsaw, XIII National Court Registry Division, National Court Register [KRS], Register of Business Operators no. KRS: 0000037337, tax identification number NIP 522-000-51-66, statistical number REGON 010267209 (hereinafter, the "Buyer") and the seller, i.e. Poland Parking LLC with its registered address in the United States, Delaware, Corporation Trust Center, 1209 Orange Street, Wilmington (hereinafter, the "Seller"). The seller is not a related entity, while the Buyer is an entity controlled by ORBIS S.A. and, as laid down in the Accounting Act, it is a controlling entity of Capital Parking Sp. z o.o. with its registered address Warsaw, at 27 Nowogrodzka street, registered in the District Court for the Capital City of Warsaw XIX Commercial Division, National Court Register [KRS] Register of Business Operators, no. 000082541.

The total purchase price equals US$ 97,470.00. After conversion into PLN according to the average rate of exchange announced by the National Bank of Poland as at October 31, 2007, this amount equals to PLN 245,624.40. The price per share, calculated accordingly and rounded up to two fraction digits, equals to US$ 304.59. After conversion into PLN according to the average rate of exchange announced by the National Bank of Poland as at October 31, 2007, this amount equals to PLN 767.57. The total value of the purchased shares reported in the Buyer's books is PLN 245,624.40. The value of one purchased share reported in the Buyer's books is PLN 767.57. The share purchase has been financed from the Buyer's funds. The purchased shares shall constitute short-term capital.

The criterion applied for determining that the purchased shares are to be considered assets of significant value is specified in § 5 section 1 point 1 in conjunction with § 2 section 5 of the Regulation of the Minister of Finance dated October 19, 2005, concerning current and periodical information reported by securities issuers, since as a result of the share purchase described above, the number of shares in the possession of the Buyer in the share capital of Capital Parking Sp. z o.o. rose from 680 shares having a nominal value of PLN 340,000.00 to 1,000 shares having a nominal value of PLN 500,000.00.

As a result of the share sale and purchase agreement, the Buyers holds 1,000 shares having a nominal value of PLN 500,000.00 in the share capital of Capital Parking Sp. z o.o., which accounts for 100 % shares in the share capital of this Company and represents 1000 votes at the Shareholders' Meeting (one share carries one vote).

END